Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Samara Strycker Senior Vice President and Corporate Controller

February 23, 2016

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation
Form 10-K for the fiscal year ended October 31, 2015, filed December 17, 2015
File No. 001-09618

Dear Ms. Raminpour:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated January 26, 2016 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2015 (the “Annual Report”) of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter, followed by our response.

Form 10-K for the Year Ended October 31, 2015

Item 7.	Management Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 51

1.

We note that your market capitalization has declined by approximately $2 billion to $519 million in the most recent twelve months. Furthermore, we note that the company’s sales have remained depressed; net losses have been sustained for 12 consecutive quarters; the company is significantly leveraged with contractual obligations including debt service of a minimum of $1,493 billion for at least the next five years; and the CCC-rated convertible bonds have yields that have significantly increased in the most recent year. We also note the risk factor regarding BMO sustaining the volume and quality of the loan origination and other financing services provided to you previously by GE Capital.

Please tell us and expand your Liquidity section to discuss the sufficiency of the Company’s resources to satisfy its ongoing cash requirements on both a short and long-term basis. See Item 303 (a) of Regulation S-K, Instruction 5. As part of your discussion, please address what consideration you have given to the aforementioned unfavorable factors and their impact on your liquidity, ability to access debt and equity markets, and the ability to satisfy contractual obligations. We may have further comment upon reviewing your response.

Response:

We have considered the factors you noted above and others in concluding that we believe we have sufficient liquidity to fund our operations and meet our financial obligations both on a short-term and long-term basis. We assess our liquidity in terms of our ability to generate adequate cash to fund our operating, investing and financing activities. Our primary sources of liquidity are cash provided by operating activities, including cash flow from the sale of trucks, diesel engines, and parts, as well as from product financing provided to our dealers and retail customers. Our main sources of liquidity as of October 31, 2015 included:

•	Consolidated cash, cash equivalents and marketable securities of $1,071 million;

•	Approximately $260 million of Manufacturing Operations borrowing capacity permissible under our debt agreements as well as the ability to incur debt at our foreign operations;

•	Total availability under our Financial Services Operations facilities of approximately $320 million;

•	Our ability to enter into capital lease obligations; and

•	Our continuing evaluation of product lines, businesses, and engineering programs that fall outside of our core business and whether to restructure, divest, or close them.

Prior to filing our Annual Report, we completed our 2016 operating plan, which supports our conclusion that we have sufficient liquidity to meet our financial obligations over the next year. In addition, we completed a longer term strategic plan and concluded that we will be able to satisfy our longer term obligations over the next three years.

Future debt obligations are expected to be met through a combination of cash generation from operations and refinancing activities. In 2015 we generated positive cash flow from operations of $46 million and we are forecasting improvements in 2016 from further cost reduction activities. Our operating and strategic plans include base cases and downside sensitivities and include multiple layers of review by management and the Board of Directors.

The factors noted in your comment are further discussed below:

Market Capitalization Decline

As disclosed in our 2016 Proxy Statement, our top five shareholders own approximately 80% of our outstanding shares of common stock as of December 14, 2015. The resulting reduced public float of our common stock causes increased volatility in the trading price of the stock and can create fluctuations in our market capitalization. It is important to note that our market capitalization does not have a direct impact on our current cash position. The reduced market capitalization may limit, but will not prohibit our ability to issue additional shares or convertible notes in the future should our share price, ownership structure and share float remain unchanged from current levels. Even with such potential limitation, we continue to believe that we will have adequate access to the capital markets to raise funds, should doing so be necessary or desirable.

Sales Remain Depressed

Our Sales and Revenues, net over the last 3 fiscal years have been $10.1, $10.8, and $10.8 billion, in 2015, 2014 and 2013, respectively. The 6% decrease from 2014 to 2015 reflects lower overall sales from our Truck and Global Operations segments. The Truck segment net sales decreased during 2015 as improved Core truck volumes (consisting of North America markets) and increased military sales were more than offset by lower sales to Ford Motor Company (“Ford”) as we stopped selling Ford trucks through our Blue Diamond Truck (“BDT”) joint venture. Overall Truck chargeouts from our Core markets were up 6% from 2014 to 2015. The decrease in net sales in the Global Operations segment in 2015 is due to lower volumes and unfavorable movements in foreign currency exchange rates in our South American engine and Brazil truck operations. Net sales remained fairly flat from 2013 to 2014 reflecting improvements in our Truck segment partially offset by the lower sales in our Global Operations segment. The Truck segment net sales increased due to improved Core truck volumes, partially offset by lower military sales. The Global Operations segment net sales decrease was primarily due to lower engine volumes in our South American engine operations due to the downturn in the Brazilian economy. We have provided guidance for full-year 2016 revenues to be between $9.5 - $10.0 billion reflecting a decrease from 2015 that we expect to result from reduced sales from our BDT joint venture and our Global Operations segment.

Notwithstanding the expected decline in revenues, we believe that our continuing efforts to lower material spend and structural costs and streamline our manufacturing operations will allow us to generate positive free cash flow despite reduced revenues in 2016.

Net Losses Sustained for 12 Consecutive Quarters

We have sustained Net Losses over the last 12 consecutive quarters which have been offset by increased borrowings to ensure we meet our financial obligations as they come due. We have made all contractual payments, met all debt service obligations and made all pension/post-retirement healthcare contributions over this period. Our net losses have been $(184) million, $(619) million, and $(898) million, in 2015, 2014 and 2013, respectively. The improvements were primarily driven by lower asset impairment charges, lower warranty expenses, favorable product mix within our Core markets, and lower Selling, general and administrative and Engineering and product development costs, partially offset by an increase in our used truck reserves and higher restructuring charges. We expect to further improve our results in 2016.

We continue to evaluate our portfolio of assets with the purpose of closing or divesting non-core/non-strategic businesses and identifying opportunities to restructure our business and rationalize our Manufacturing operations in an effort to optimize our cost structure. We believe these initiatives, coupled with our continued focus on optimizing our cost structure, will enable us to build on our progress to-date, improve our financial performance, and achieve our long-term financial goals.

Contractual Obligations, including debt service of $1,493 million for 2016, $1,916 million in total for 2017-2018, and $1,921 million in total for 2019-2020

We have taken into consideration our future contractual obligations in developing our fiscal 2016 operating plan and our longer term strategic plan, both of which support our belief that we will be able to meet our financial obligations in the short-term and long-term. A majority of these obligations relate to repayment of the principal amounts due on our debt obligations. As shown in our debt maturities table below and further described within our Debt footnote in our Annual Report, our more significant debt maturities related to our Truck, Parts, Global Operations (collectively referred to as “Manufacturing operations”), have due dates in 2020 and 2021. Our Senior Secured Term Loan of $1,023 million (net of unamortized discount) is due in 2020 and our 8.25% Senior Notes of $1,182 million (net of unamortized discount) is due in 2021. We intend to repay and/or refinance these balances as they come due through either cash on-hand or via capital market transactions as our debt covenants permit us to refinance these obligations, should we believe that refinancing the obligations is in our and our shareholders best interests. The aggregate contractual annual maturities for our debt as of October 31, 2015, are as follows:

	Manufacturing Operations	Financial Services Operations	Total
(In millions)
2016	$103	$1,007	$1,110
2017	55	977	1,032
2018	245	85	330
2019	433	25	458
2020	1,008	5	1,013
Thereafter	1,435	1	1.436

Total Debt	3,279	2,100	5,379
Less: Unamortized discount	81	—	81

Net debt	$3,198	$2,100	$5,298

As indicated above, over $2 billion of the contractual obligations consist of debt of our Financial Services Operations, which provides retail, wholesale, and lease financing of products sold by our Truck and Parts segments and their dealers within the U.S. and Mexico, as well as financing for wholesale accounts and selected retail accounts receivable. Our Financial Services Operations raises debt in the AAA rated securitization market, unrated securitizations, secured bank loans, secured Mexican Development bank loans, and Mexican unsecured commercial paper markets. The strength and performance of the underlying assets from the commercial financing transactions securing these loans provide confidence in our ongoing ability to refinance these facilities as they become due without requiring any capital infusions.

CCC-rated convertible bonds have yields that have significantly increased

The yields on our convertible bonds (due in 2018 and 2019) have no impact on our liquidity as our only requirement is to repay these notes at par upon maturity. We expect we will most likely repay these notes with cash and/or refinance them as it appears unlikely that these notes will be converted based on the recent trading price of our common stock. If we were to refinance this debt, prevailing interest rates at the time of the renewal could impact the form and structure of securities issued.

BMO Program Update

On December 1, 2015, General Electric Company (“GE”) closed the sale of its GE Capital Transportation Finance business in the U.S. and Canada to BMO Financial Group and its wholly-owned subsidiary BMO Harris Bank N.A. (together “BMO”). Navistar Capital and NavCap Canada are a part of this business. The activities of Navistar Capital and NavCap Canada continued without interruption after the closing of GE’s sale to BMO and we expect the program to operate in a similar manner going forward and to provide sufficient sales finance support to our dealers and customers. Therefore, we do not expect GE’s sale to BMO to have any impact on our capital needs going forward.

Summary

Our internal analyses and forecasts support our belief that, as disclosed in our Annual Report, we will be able to meet our ongoing cash requirements both on a short-term and longer-term basis. It is our belief that the disclosures in Item 7 of the Annual Report under the heading “Liquidity and Capital Resources” satisfy our disclosure requirements in this regard, including the requirements to indicate those balance sheet conditions or income or cash flow items which we believe may be indicators of our liquidity condition in accordance with Instruction 5 to Item 303(a) of Regulation S-K. Like all registrants, we encounter challenging business environments from time to time, and we believe that all material risks that may impact our ability to execute our business plan, improve our financial performance, and satisfy our ongoing obligations are adequately disclosed in Item 1A of our Annual Report.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Product Warranty Liability, page 83

2.	We note that in the first quarter of 2015 you recognized a benefit for adjustments to pre-existing warranties of $57 million. Please explain to us why you believe this benefit was appropriate, particularly in light of your prior response letter dated February 24, 2015 that you believed your warranty accrual as of October 31, 2014 was adequate. As part of your response, also explain to us why in light of this benefit in the first quarter, you then recorded a significant charge to your pre-existing warranty accrual in the fourth quarter of 2015.

Response:

In fiscal 2015, we continued to see decreases in adjustments to pre-existing warranties, consistent with fiscal 2014. This pattern is consistent with our expectations as we have made significant progress in improving underlying warranty issues that we experienced in the recent past. While we continue to experience a level of variability in our ultimate warranty projections, the favorable trends we have recently experienced are consistent with expectations based on past experience of improvements in model years following a launch year along with aggressive actions we have taken to address quality issues. These aggressive initiatives include actions to reduce the frequency of failures, such as significant engineering product redesign on newer model years and improved manufacturing quality, as well as actions to reduce the cost per repair when failures do occur, such as improved diagnostics to reduce both the parts and labor expenses.

Our quarterly warranty estimation process and resulting adjustments to pre-existing warranties are based on all currently available information and are the result of contemporaneous changes in facts and circumstances. We believe that, net of out-of-period adjustments, the adjustments to pre-existing warranties are appropriately recorded in the correct quarters. Many of the trends and factors impacting the 2014 fourth quarter adjustments to pre-existing warranties continued and were further magnified in the first quarter of 2015. However, we did not identify any factors or issues that would have indicated an error in our previous warranty accrual during our first quarter warranty estimation process.

Warranty Background

Our warranty estimates are established using historical information about the nature, frequency, timing, and average cost of warranty claims. Warranty claims are influenced by numerous factors, including new product introductions, technological developments, the competitive environment, and the design and manufacturing process, along with the complexity and related costs of component parts.

We estimate our warranty accrual for our engines and trucks based on engine or vehicle types in combination with model years. Our warranty accruals take into account the projected ultimate cost-per-unit (“CPU”) utilizing historical claims information. The CPU represents the total cash projected to be spent for warranty claims for a particular model year during the warranty period, divided by the number of units sold. The projection of the ultimate CPU is affected by component failure rates, repair costs, and the timing of failures in the product life cycle. Warranty claims inherently have a high amount of variability in both timing and magnitude and are influenced by external factors, which can include product application, environmental factors, and availability and costs of replacement parts. Our warranty estimation process takes into consideration numerous variables that contribute to the precision of the estimate and reduce the sensitivity of the model to any one variable, but the variables also add to the complexity of the model. We perform periodic reviews of warranty spend data to allow for timely consideration of the effects of the variables on our warranty accruals.

Recent emissions standards have resulted in rapid product development cycles that have included significant changes from previous engine models. New on-highway emissions standards commenced in the U.S. on January 1, 2007, which reduced allowable particulate matter and allowable nitrogen oxide and reached the last phase-in period effective with engine model year 2010 (“EPA 2010 emission engines”). Component complexity and increased costs of engine parts associated with meeting emissions standards have contributed to higher repair costs which have exceeded those that we have historically experienced.

Initial warranty estimates for new model year products are based on the previous model year’s product warranty experience until the new product progresses sufficiently through its life cycle and the related claims data becomes mature. Historically, warranty claims experience for launch-year products has been higher compared to the prior model year engines; however, over time we have been able to refine both the design and manufacturing process to reduce both the volume and the magnitude of warranty claims. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. For initial warranty estimates related to new launch year-products, we consider historic experience from previous launches and may include a factor in our estimation process to account for the anticipated benefits of improvements in the design and manufacturing processes.

We record adjustments to pre-existing warranties for changes in our estimate of warranty costs for products sold in prior fiscal years. Such adjustments typically occur when claims experience deviates from historic and expected trends.

When we identify cost effective opportunities to correct issues in products sold or corrective actions for safety issues, we initiate product recalls or field campaigns. As a result of the uncertainty surrounding the nature and frequency of product recalls and field campaigns, the liability for such actions are generally recorded when we commit to a product recall or field campaign. We recognize charges for field campaigns that relate to engines sold in prior periods as adjustments to pre-existing warranties.

Adjustments to Pre-existing Warranties

During 2015, we recognized $1 million of charges for adjustments to pre-existing warranties ($4 million from continuing operations) compared to $55 million of charges in 2014 and $404 million of charges in each of 2013 and 2012. Throughout fiscal 2013 and 2012, engine warranty claims experience, primarily related to our Big-Bore engines, was worse than historic experience and expectations. This led to significant charges for adjustments to pre-existing warranties for changes in standard warranty estimates for our engines, loss reserves on extended warranty contracts, and charges for increased field campaigns. Commencing in 2014, we began experiencing significant decreases in charges for adjustments in standard warranty estimates, and as a result of favorable warranty experience, we recognized favorable adjustments to our loss reserve for warranty contracts and experienced a significant decrease in charges for field campaigns.

In general, this favorable trend continued in 2015, resulting in the recognition of a benefit of $57 million in the first quarter of 2015 and lower charges from continuing operations of $18 million, $3 million, and $40 million in the second, third, and fourth quarters of 2015, respectively.

The following table shows the components of the adjustments to pre-existing warranties for the first quarter of 2015:

Components of the 2015 first quarter adjustments to pre-existing warranties

(In millions)	Three Months Ended January 31, 2015
Adjustments for changes in standard warranty estimates:
Engine	$(6)
Truck	(4)
Loss on extended warranty contracts	(38)
Adjustments for changes in estimates of “out-of-policy” claims	(5)
Field campaigns	(4)

Total	$(57)

The benefit of $57 million recognized in the first quarter of 2015 was primarily the result of benefits recognized related to extended warranty contracts. In the fourth quarter of 2014, we recognized a benefit of $35 million for adjustments to pre-existing warranties, excluding the impact of out-of-period adjustments. As noted in our response letter dated February 24, 2015, the benefit was primarily attributable to a $23 million benefit related to loss on extended warranty contracts, a $7 million benefit related to adjustments for changes in standard warranty estimates for engine warranties, and a $6 million benefit for adjustments for changes in estimates of “out-of-policy” claims.

The following provides further details of the nature and timing of events and changes in facts or circumstances that resulted in the significant components of the 2015 first quarter and 2014 fourth quarter adjustments to pre-existing warranties.

Adjustments for changes in standard warranty estimates: The impact of adjustments for changes in estimates represents the impact of the most recently available warranty claims experience on our warranty estimation models and the resulting impact on projected CPUs compared to remaining warranty periods. As part of our quarterly analysis, the CPUs of all engine standard warranty and truck standard warranty (non-engine products) coverage were estimated with the inclusion of data obtained during the relevant quarter. We noted that the adjustments for changes in estimates were based on new information available to management in a respective quarter.

As indicated above, historically, warranty claims experience for launch-year products has been higher compared to the prior model year engines; however, over time we have been able to refine both the design and manufacturing process to reduce both the volume and the magnitude of warranty claims. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. During 2015, we continued to realize the effects of refinements in the design and manufacturing processes which were implemented for products, primarily Big-Bore engines, produced after the initial launch of the EPA 2010 emission engines.

As noted in our response letter dated February 24, 2015, the $7 million of benefit recognized for adjustments to pre-existing warranty estimates for engine warranties in the fourth quarter of 2014 was due to benefits related to our EPA 2010 emission Big-Bore engines, partially offset by charges related to our EPA 2010 emission medium engines. In the third quarter of 2014, we noted that the most recent spend data was trending favorably across all model years. This was consistent with spend-control actions that we implemented over the previous several quarters. Overall, warranty spend per unit on newer model years was trending favorably compared to the earlier years. This is primarily driven by significant design and engineering changes implemented to address higher than expected rates of failure on earlier model year EPA 2010 emission engines. The favorable trend of improvements in the CPU for model year 2013 Big-Bore engines continued in the fourth quarter of 2014. The Big-Bore improvements were partially offset by the impact of higher instances of engine replacements and specific component failures in EPA 2010 emission medium engine portfolio.

The $6 million benefit recognized for adjustments to pre-existing warranty in the first quarter of 2015 was primarily related to continued favorable experience with our EPA 2010 emission Big-Bore engines partially offset by charges related to our EPA 2010 emission medium engines. While the change in estimate for the Big-Bore engines was favorable across all model years, the primary factor for the favorable adjustment was the continued spend trend for improvements in model year 2013 and 2014 engines. Consistent with the fourth quarter of 2015, the Big-Bore improvements were partially offset by the continued impact of higher than expected instances of engine replacements and specific component failures in EPA 2010 emission medium engine portfolio that we saw in the fourth quarter of 2014.

Loss on extended warranty contracts: In addition to standard warranty coverage for engines and trucks, we offer optional extended warranty contracts. These contracts can be purchased for periods ranging from one to ten years. Warranty revenues related to extended warranty contracts are amortized to income over the life of the contract using the straight-line method. Costs under extended warranty contracts are expensed as incurred. We recognize losses on extended warranty contracts when the expected costs under the contracts exceed related unearned revenue.

In the fourth quarter of 2014, we recognized a $23 million benefit for adjustments to pre-existing warranties related to our loss reserve for extended warranty contracts. During the quarter we continued to experience favorable claims data for Model Year 2011 and 2012 Big-Bore engines. Also contributing to the benefit were expected improvement trends identified for the standard warranty impacting Model Year 2013 Big-Bore engines and the related impact on the projected costs for extended warranty contracts. Removing expired extended warranty contracts from the loss reserve calculation for additional fourth quarter used truck units also contributed to the benefit recognized in the fourth quarter of 2014.

The impacts of these benefits were partially offset by the impact of an update to the mileage drop off assumption and the impact of changes in the improvement assumption for Model Year 2012 Big-Bore engines. During the quarter claims experience reached maturity and as a result we began utilizing actual improvements as opposed to the previous improvement factor which was based on Model Year 2011 engine warranty experience.

In the first quarter of 2015, we recognized a $38 million benefit for adjustments to pre-existing warranties related to our loss reserve for extended warranty contracts. The benefit was primarily attributable to the impact of continued favorable claims experience relative to previous projections coupled with the impact of lower than projected costs in our standard warranty accrual which then impact the extended periods. Also contributing to the favorable adjustment was the impact of updated actuarial development factors as well as the impact of our removal from the loss reserve calculation of extended warranty contracts for used trucks that expired in the first quarter of 2015.

Adjustments for changes in estimates of “out-of-policy” claims: We accrue warranty related costs for certain claims outside the contractual obligation period that we choose to pay as accommodations to our customers. The $5 million and $6 million benefit recognized for adjustments for changes in estimates to pre-existing warranties in the first quarters of 2015 and the fourth quarter of 2014, respectively, were the result of continued decreases in related spend. Early in 2014 we implemented spend control actions and enhanced governance over approval and acceptance of out-of-policy claims. As a result of these efforts, warranty spend for out-of-policy claims began to reflect significant decreases starting in the second quarter of 2014 with continued improvement in the third and fourth quarters of 2014.

Components of the 2015 fourth quarter adjustments to pre-existing warranties

Excluding the specific fourth quarter 2015 factors impacting our standard warranty for engines accrual described below, our favorable warranty experience continued in the fourth quarter of 2015. Our warranty estimation process and resulting adjustments to pre-existing warranties are based on all currently available information and are the result of contemporaneous changes in facts and circumstances. We believe that, net of out-of-period adjustments, the adjustments to pre-existing warranties are appropriately recorded in the correct quarters. Furthermore, we note that the factors described below that were identified in the fourth quarter of 2015 did not impact the estimation of the benefit for adjustments for changes in standard warranty estimates recognized in the first quarter of 2015.

The following table shows the components of the adjustments to pre-existing warranties for the fourth quarter of 2015:

(In millions)	Three Months Ended October 31, 2015
Adjustments for changes in standard warranty estimates:
Engine	$21
Truck	(1)
Loss on extended warranty contracts	(2)
Adjustments for changes in estimates of “out-of-policy” claims	—
Field campaigns	(2)

16
Out-of-period adjustments	24

Total	$40

The charge recognized in the fourth quarter of 2015 was primarily the result of charges for adjustments for changes in standard warranty estimates for our engine warranty accrual. The charges were almost exclusively related to a specific component failure in our medium engine portfolio. A potential emerging issue was first identified in the third quarter of 2015. Warranty data in the fourth quarter demonstrated an increasing trend in spend in the applicable population and represented an approximately 14% increase over the previous quarter’s spend.

Out-of-period adjustment: In the fourth quarter of 2015, there was a $24 million charge recognized as an adjustment to pre-existing warranties resulting from out-of-period adjustments. In the fourth quarter of 2015 it was determined that certain engine warranty claims were improperly processed under extended service contracts that should have been processed under standard warranty coverage and, to a lesser extent, claims were processed under standard warranty coverage that should have been processed under extended service contracts. The error had less than a $1 million impact on any of the adjustments to pre-existing warranty reported in the first, second, or third quarters of 2015.

As disclosed in Item 9A. Controls and Procedures of our Annual Report, management concluded that a material weakness existed as of October 31, 2015 as a result of not having sufficient controls designed to validate the proper classification of warranty claims data, including type of warranty coverage and product/component, which is used to determine the warranty accrual and expense. Management concluded that the warranty claims classification errors and the resulting out-of-period adjustment did not materially impact our consolidated financial statements, including our warranty cash outlays for claims. However, to mitigate the exposure resulting from the weakness in disclosure controls and procedures, prior to filing our Annual Report, substantive procedures were completed in order to be able to conclude that the consolidated financial statements included therein fairly presented, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with U.S. GAAP.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-3060 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Samara A Strycker
Samara A. Strycker
Senior Vice President and Corporate Controller
(Principal Accounting Officer)